December 5, 2007

Ms. Hanna T. Teshome, Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington D.C., 20549

Re:

J-Kan, Inc.

Third Amendment to Registration Statement on Form SB-2

File No. 333-140567

Filed: December 5, 2007

Dear Ms. Teshome:

The response below contains J-Kan, Inc.’s (the Company’s) responses to the SEC’s Comment Letter dated October 12, 2007.  In addition, on behalf of the Company, I am transmitting to the SEC via EDGAR the Company’s Third Amendment to Registration Statement on Form SB-2.

Business Development, page 16

1.

Disclosure beginning in the second paragraph of this subheading was revised as requested.

Management’s discussion and Analysis, page 25

Our Business, page 25

2.

Disclosure was added to the second paragraph under Our Business, as follows:

Management believes that it will need $500,000 to attract a company experienced in restaurant franchising.  This estimate is based on the experience of management as well as Internet-based research.

Critical Accounting Policies, page 27

3.

Disclosure was added as follows:

Impairment of Long-Lived Assets

Hanna T. Teshome

Re: J-Kan, Inc.

12/5/2007

Statement of Financial Accounting Standards (SFAS) No. 144 requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  We assess the potential impairment of long-lived assets, principally property and equipment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We determine if there is impairment by comparing undiscounted future cash flows from the related long-lived assets with their respective carrying values. In determining future cash flows, significant estimates are made by us with respect to future operating results of the restaurant over its remaining lease term. If assets are determined to be impaired, the impairment charge is measured by calculating the amount by which the asset carrying amount exceeds its fair value. This process of assessing fair values requires the use of estimates and assumptions, which are subject to a high degree of judgment. If these assumptions change in the future, we may be required to record impairment charges for these assets.

We show a decrease in value of property and equipment on our balance sheet because we disposed of obsolete assets lowering the potential for an impairment issue.

	2007	2006	Change
PROPERTY AND EQUIPMENT
Vehicles	111,140	155,697	(44,557)
Storage buildings	1,589	2,943	(1,354)
Equipment	105,568	214,608	(109,040)
Furniture and fixtures	8,550	107,714	(99,164)
Signs	12,110	14,727	(2,617)
Leasehold improvements	27,889	44,899	(17,010)
	266,846	540,588	(273,742)

The net effect of new assets and dispositions was a $273,742 reduction in property and equipment on the balance sheet.

Results of Operations for the nine months ended April 30, 2007, page 28

4.

Disclosure in the second paragraph of this section was revised as follows:

While salaries decreased approximately $36,500 management does not believe that the salaries paid should be considered unreasonably low.  The reduction in salaries of approximately 17% from 2006 to 2007 was done to compensate for the additional expenses of legal and accounting fees associated with this registration.  Management believes that the salaries being paid are fair and reasonable and within industry guidelines.  Management has made this determination of what it believes are industry standards for salaries based on the thirty-three years of experience in the industry and its association with various restaurant groups.  The Company has therefore not made any changes to its financial statements to reflect contributed capital from this reduction.

5.

The following disclosure was added to the first paragraph of this section:

The decrease of 11% in our purchases from 2006 to 2007 is attributed to remodeling the restaurant and purchasing a new steamer table in 2006.

Results of Operations for the Year ended July 31, 2006 and 2005, page 30

Hanna T. Teshome

Re: J-Kan, Inc.

12/5/2007

6.

Disclosure for the Results of Operations for the Year Ended July 31, 2006 was corrected.

7.

Per Item 303 of Regulation S-B, the Financial Statements and related discussion have been revised to present and discuss the Company’s financial condition, changes in financial condition and results of operations for each of the last two fiscal years – 2007 and 2006.  Accordingly, the disclosure to which your comment pertained has been deleted.

Plan of Operations, page 29

8.

Disclosure was added to the second paragraph under this subsection as follows:

We anticipate needing $500,000 to open a second restaurant.  At this time, the company has not sought any loan commitment from its officers or directors or any commercial or private funding sources.  Management believes that it should stay with a more conservative approach and complete the registration statement prior to making any future commitments for the second restaurant.  This approach management believes will protect shareholder value and not over-commit the company to additional debt service obligations.

Interim Financial Statements for the Nine Months Ended April 30, 2007

Statements of Cash Flows, page F-7

9.

Corrected the error in the Audited Financial Statements for the Year Ended July 31, 2007 and 2006.

Note  8. Stock Transactions

10.

The Company, in fact, issued the stock as a bonus/award – not for services rendered.  The intention was to vest the officers and directors in the Company.  They were awarded stock for taking on the officer/director positions and the associated responsibilities.  The Stock was valued at par.  Table 6.0 Summary Compensation Table has been modified to reflect this award accordingly.

Report of Independent Registered Public Accounting Firm

11.

As two years audited financial statements are presented for the years ended July 31, 2007 and 2006 per Item 310 (a) of Regulation S-B, we removed the Statements for the year ended July 31, 2005.  Accordingly, no reference to the restatement is required.

Audited Financial Statements for the Year Ended July 31, 2006

Consolidated Statements of Cash Flows for the Years Ended July 31, 2006 and 2005

12.

As two years audited financial statements are presented for the years ended July 31, 2007 and 2006 per Item 310 (a) of Regulation S-B, we removed the Statements for the year ended July 31, 2005.  However, the Consolidated Statement of Cash Flows for the years ended July 31, 2007 and 2006 have been revised to more properly reflect the $41,014 for 2006 as “Proceeds from issuance of long-term debt.”

Notes to the Audited Financial Statements

Hanna T. Teshome

Re: J-Kan, Inc.

12/5/2007

Note 2.  Restatements

13.

As two years audited financial statements are presented for the years ended July 31, 2007 and 2006 per Item 310 (a) of Regulation S-B, we removed the Statements for the year ended July 31, 2005.  Accordingly, the Restatement issue is moot.  No changes made.

Note 3. Related Party Transactions, page F-24

14.

As two years audited financial statements are presented for the years ended July 31, 2007 and 2006 per Item 310 (a) of Regulation S-B, we removed the Statements for the year ended July 31, 2005.  However, Note 2. Related Party Transactions in the Notes to Consolidated Financial Statements for July 31, 2007 and 2006 now correctly states that one shareholder owned 60% and 100% of the Company’s Stock at July 31, 2007 and 2006, respectively

Other

15.

The financial statements were revised to include July 31, 2007 and 2006 audited financials.

16.

A currently dated consent form the Independent Public Accountant is included with this amendment.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

J-Kan, Inc. SB-2/A-3

2.

Exhibit 5.3: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.

3.

Exhibit 23.3: Consent of Independent Auditor